OZARK ETHANOL, LLC
300 West Kneeland Street
Liberal, Missouri 64762
(417) 843-3835
June 13, 2007
VIA EDGAR and BY FAX TO (202) 772-9368
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:	Edward M. Kelly, Esq., Senior Counsel Division of Corporation Finance

Re:	Ozark Ethanol, LLC Registration Statement on Form SB-2 File No. 333-139657
Ladies and Gentlemen:
     The undersigned, Ozark Ethanol, LLC, a Delaware limited liability company (the “Registrant”), respectfully requests that the effective date of its Registration Statement on Form SB-2 (File No. 333-139657) be accelerated and that such Registration Statement become effective at 1:00 P.M., Washington, D.C. time on June 15, 2007, or as soon thereafter as practicable.
     The Registrant acknowledges that (1) should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing; (2) the action of the Commission or the staff acting by delegated authority in declaring the registration statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the registration statement’s disclosures; and (3) the Registrant may not assert the comments of the Commission or the staff or the declaration of the registration statement’s effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Should you have any questions regarding the foregoing request or require any additional information regarding the Registration Statement, please contact our counsel, Dean R. Edstrom, of Lindquist & Vennum PLLP, at 612-371-3955 or dedstrom@lindquist.com.
     Thank you for your assistance.
Very truly yours,

OZARK ETHANOL, LLC

By: /s/ Jim McClendon
Jim McClendon, Chair